Exhibit 99.1

Yimutian Inc. Achieves Key Progress in Acquiring Xunxi Technology —Legal Due Diligence Report Officially Completed

2026/01/22

BEIJING, January 21, 2026 – Yimutian Inc. (Nasdaq: YMT), a leading agricultural digital service company in China, announced today that significant progress has been made in the transaction concerning its intended acquisition of 100% equity in Ningbo Xunxi Technology Co., Ltd. (“Xunxi Technology”). The Company has formally received the legal due diligence report and transaction structure documentation issued by Global Law Offices. The due diligence results revealed no legal or financial issues that would impact the transaction, marking a key step forward in the compliance and execution phases of this strategic acquisition.

On November 6, 2025, Yimutian officially announced its plan to acquire Xunxi Technology in full via a combination of cash and stock. The core strategic objective of this acquisition is to enhance the Company’s business layout in the consumer segment and drive its evolution from the original “B2B” model towards a “B2B2C” full-industry-chain ecosystem. By integrating Xunxi Technology’s capabilities in channel expansion, digital supply chain management, and multi-category operations, Yimutian aims to achieve end-to-end coverage of the agricultural industry chain from upstream production to terminal consumption, thereby diversifying its revenue structure. The transaction is expected to positively contribute to the Company’s revenue and earnings per share starting from the first full fiscal year after completion.

To ensure the rigor, compliance, and maximization of commercial value for this strategic acquisition, Yimutian engaged independent third-party legal, financial, and business due diligence advisor teams. Global Law Offices, serving as legal counsel, has comprehensively completed the legal due diligence on Xunxi Technology’s equity structure, compliant operations, and potential risks. Concurrently, Dongshen Certified Public Accountants has completed financial auditing and evaluation of the target company. Currently, negotiations for integrating the transaction structure based on due diligence findings have reached an essential consensus, and the final acquisition is expected to be completed by March 2026.

Company executives from both sides expressed clear expectations regarding the transaction’s value. Jinhong Deng, chief executive officer of Yimutian, commented that: “Xunxi Technology’s professional expertise in e-commerce operations holds high strategic synergy with Yimutian’s agricultural industrial internet platform. Leveraging its supply chain experience and channel resources, we can more rapidly cover end-consumer scenarios, providing farmers and enterprise clients with full-chain services from production to sales. This will further enhance the profitability of various businesses such as Wolaicai and lay a solid foundation for us to serve a broader customer base.”

According to the previously outlined plan, upon completion of the acquisition, Lei Chen, chief executive officer of Xunxi Technology, will join Yimutian as Vice President and General Manager of Retail Business. His over 20 years of experience in e-commerce will directly contribute to expanding the consumer-facing business. Lei Chen defined this cooperation as a “strong alliance.” He stated: “Yimutian’s advantages in agricultural digital infrastructure and full-industry-chain resources will enable our e-commerce operational capabilities to reach the consumer end more precisely. Whether for corporate procurement, membership services, or agricultural product distribution, it will unlock greater market potential. We are confident about the development prospects after joining.”

It is understood that the final transaction pricing and other specific terms of this acquisition will be disclosed subsequently.

About Yimutian Inc:

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

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About Xunxi Technology:

Ningbo Xunxi Technology Co., Ltd. is a technology-driven comprehensive e-commerce operation service provider. Founded by former executives of internet companies such as NetEase and Alibaba, the company focuses on providing integrated solutions for financial institutions, enterprises, and public institutions, including corporate procurement, employee benefits, and digital marketing. It possesses rich supply chain resources and capabilities in multi-platform development and operational services.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

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